Form 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D. C. 20549

                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of

                       the Securities Exchange Act of 1934


                           For the month of July 2005
                        Commission File Number: 001-06439


                                SONY CORPORATION
                 (Translation of registrant's name into English)

             7-35 KITASHINAGAWA 6-CHOME, SHINAGAWA-KU, TOKYO, JAPAN

                    (Address of principal executive offices)

          The registrant files annual reports under cover of Form 20-F.



Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F,

                  Form 20-F  X                   Form 40-F __


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, Yes No X


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-______



                                   SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                            SONY CORPORATION
                                                              (Registrant)


                                         By:  /s/  Nobuyuki Oneda
                                                      (Signature)
                                         Nobuyuki Oneda
                                         Executive Vice President and
                                         Chief Financial Officer

Date: July 28, 2005

List of materials

Documents attached hereto:


i)  Results of Tracking Stock

                                                       Sony Corporation
                                                       6-7-35 Kita-shinagawa
                                                       Shinagawa-ku
                                                       Tokyo, 141-0001 Japan

                                                       News & Information

                                                       No.05-038E
                                                       2005/7/27
                                                       13:00

Subsidiary Tracking Stock
Sony Communication Network Corporation
Consolidated Financial Results for the Three-months ended June 30, 2005

   Sony Communication Network Corporation (hereinafter, the "SCN Group"), a subsidiary the performance of which is linked to a tracking stock issued by Sony Corporation, announced today its consolidated results for the three-months ended June 30, 2005 (the period from April 1, 2005 to June 30, 2005).

These results are based on the generally accepted accounting standards of Japan.

- Increased sales compared to year earlier period; increased net income

  During the quarter under review, sales increased 4.0% compared with the year earlier period, to 10,016 million yen. Operating income of 10 million yen, compared with 721 million yen in the year earlier period, and ordinary income of 110 million yen, compared with 771 million yen in the year earlier period, were recorded. Due to the recording of gain on sale of investment in affiliate and subsidiary stock, under extraordinary income, of 17,795 million yen, net income of 10,303 million yen, compared with 393 million yen in the year earlier period, was recorded.

- Subscribers at 2.51 million; big increase in broadband subscribers, especially for FTTH

  At the end of the quarter under review, the number of So-net subscribers totaled 2.51 million, an increase of 9.1% over the end of the year earlier period. Within this, the number of broadband subscribers increased by 21.1% to 690,000. New broadband subscribers, in particular for FTTH, increased 2.5 times compared to the year earlier period, to about 50,000.

  Sales of Connection Services (see note 1) decreased 6.6% to 6,835 million yen, compared to 7,318 million yen in the year earlier period, due to the effects of free promotional campaigns. Also, due to customer acquisition measures, acquisition costs increased, but it is expected that this will make a contribution to profitability from the second half of the year ending March 31, 2006.

- Portal Services advances smoothly

  Sales in Portal Services (see note 2) increased by 37.6%, from 2,312 million yen in the year earlier period, to 3,181 million yen. This was a result CS-broadcasting of Korean dramas, web contents, and increased sales of products such as goods and related DVDs.

  Note 1: The sales category known as "Internet provider services" through the fiscal year ended March 31, 2005 is now known as "Connection Services." There has not been any change in type of services in this sales category.
  Note 2: The closely related sales categories known as "Internet-related services" and "Merchandise sales" through the fiscal year ended March 31, 2005 are now consolidated into one category called "Portal Services.". Within this, during the quarter under review, the sale "Merchandise sales" was 397million yen.

Consolidated Results for the three-months ended June 30, 2005
-------------------------------------------------------------
                                                               (Millions of Yen)
                                                Three-months ended June 30
                                              2004        2005        Change (%)
Sales                                        9,630      10,016              +4.0
Operating income                               721          10             -98.6
Ordinary income                                771         110             -85.8
Net income                                     393      10,303          +2,521.1


Summary of Consolidated Operations (April 1, 2005 to June 30, 2005)
----------------------------------

Regarding sales, during the quarter under review, sales increased 4.0% to 10,016 million yen, compared with 9,630 million yen in the year earlier period.

In the category of Connection Services, in conjunction with active customer acquisition efforts, particularly for FTTH, the number of So-net broadband subscribers increased by 120,000 compared to the end of the year earlier period, to 690,000. However, with the impact of free promotional campaigns, sales in this category declined.

On the other hand, in the category of Portal Services, sales increased as a result of sales in CS-broadcasting and web contents, as well as greatly increased sales of consolidated subsidiaries.

Furthermore, the total number of So-net subscribers increased by 210,000 from the end of the year earlier period, to 2,510,000. This was mainly a result of increases in the number of broadband subscribers and the number of content users.

Regarding operating income, during the quarter under review, operating income declined 98.6% compared with the year earlier period, from 721 million yen to 10 million yen. Because active efforts were made in the area of customer acquisitions compared to the year earlier period, there was a great increase in costs such as for television commercials and customer acquisition commissions which are recorded under "selling, general and administrative expenses".

Regarding ordinary income, during the quarter under review, ordinary income decreased 85.8%, from 771 million yen to 110 million yen. Factors offsetting the impact of the decline in operating income included an improvement in net non-operating income compared with the year earlier period, in particular, 75 million yen of equity in net income of affiliated companies was recorded, stemming from the recording of a profit by DeNA Co., Ltd.

Regarding net income before income taxes, during the quarter under review, net income before income taxes increased by 2,223.2%, from 771 million yen to 17,905 million yen.

This was a result of partial sales of the SCN Group's shares in So-net M3
Inc., a consolidated subsidiary, and DeNA Co., Ltd., a company accounted for by the equity method. As a result of these sales, a gain on sale of investment in affiliate and subsidiary stock of 17,795 million yen was recorded as an extraordinary gain.

As a result, the total income tax charges, including both income tax current and income tax deferred were 7,552 million yen. Furthermore, minority interest income of 50 million yen was recorded, compared with 10 million yen in the year earlier period.

Regarding net income, there was an increase of 2,521.1% compared with the year earlier period, from 393 million yen to 10,303 million yen .

Sales by Category

Three-months ended June 30, 2005
--------------------------------

                     Three-months  Percentage Three-months  Percentage Year-on-
                     ended June     of total  ended June     of total  year
                     30, 2004         (%)     30, 2005         (%)     change
                     (millions of             (millions of                (%)
                     yen)                     yen)
Connection Services(1)       7,318       76.0         6,835       68.2     (6.6)
Portal Services(2)           2,312       24.0         3,181       31.8     37.6
Total                        9,630      100.0        10,016      100.0      4.0

Note 1: The sales category known as "Internet provider services" through the fiscal year ended March 31, 2005 is now known as "Connection Services." There has not been any change in types of services in this sales category.

Note 2: The closely related sales categories known as "Internet-related services" and "Merchandise sales" through the fiscal year ended March 31, 2005 are now consolidated into one category called "Portal Services.". Within this, during the quarter under review, "Merchandise sales" increased from 197million yen in the year earlier period, to 397million yen.


Operating revenue

Connection Services
-------------------
In this category, as a result of always-on broadband connections becoming the mainstream, the SCN Group has aggressively worked to promote customer acquisitions for FTTH connection plans. By utilizing television commercials, the SCN Group is working to raise awareness of these services, and the SCN Group has also worked towards customer acquisition activities at high-volume retailers and cooperating retailers.

As a result, new customers for broadband connections were 2.5 times the year earlier period, at 50,000 members. At the end of the quarter under review, there were 690,000 broadband subscribers, an increase of 21.3% over the year earlier period. Also, they accounted for 27% of the total number of So-net subscribers.

On the other hand, there were effects from free promotional campaigns aimed at attracting new broadband subscribers, and there was also a decline in the number of narrowband subscribers. As a result, sales of Connection Services for the quarter ended June 30, 2005 were 6,835 million yen, a decrease of 6.6% compared with the year earlier period. Such sales accounted for 68.2% of total sales.

Portal Services
---------------
In this category, there were increases in sales of web contents and of advertising sales. Also, sales related to Korean dramas on the CS-broadcasted So-net channel 749 smoothly progressed.

In the area of e-commerce, sales were strong for products connected with contents related to sports such as pro-baseball and J-League, anime, theaters, and fashion.

With respect to subsidiary companies, sales increased at So-net M3 Inc. and Skygate, Co., Ltd.

As a result, sales in this category during the quarter under review increased 37.6% compared with the year earlier period, to 3,181 million yen. Sales in this category accounted for 31.8% of total sales.



Results of Consolidated Subsidiaries and of Affiliated Companies Accounted for by the Equity Method

The SCN Group includes the following five consolidated subsidiaries: So-net Sports.com Corp., So-net M3 Inc., So-net M3 U.S.A. Corp., Medi C&C Co. Ltd. (see note 3), and Skygate, Co., Ltd. The SCN Group includes the following two affiliated companies accounted for by the equity method: Label Gate Co., Ltd. and DeNA Co., Ltd.

During the quarter under review, the SCN Group sold a portion of its shares in So-net M3 Inc. and DeNA Co., Ltd. As a result, its share of So-net M3 Inc. declined from 74.8% to 60.8%, and its share of DeNA Co., Ltd. declined from 24.7% to 20.0%.

With regards to So-net M3 Inc., during the quarter under review, the medically-related site "m3.com" topped 100,000 in physician members. Also, So-net M3 Inc. has taken actions to grow, including cooperation with the American company Medsite (see note 4), acquire the Korean company Medi C&C Co. Ltd., and, by expanding available information of diseases for its general service Q&A website for asking questions of 100,000 subscriber doctors, "AskDoctors B" (a beta-stage site).

At Skygate, Co., Ltd., turnover increased thanks to an emphasis on international airplane tickets.

Also, during the quarter under review, equity in net income of affiliated companies of 75 million yen was recorded, compared with 5 million yen in the year earlier period. This was largely due to strong growth at DeNA Co., Ltd. and its subsidiary Mbok Inc., which offers auction services for mobile phones. Furthermore, DeNA began charging a 315 yen (tax included) per month fee from July 1, 2005, with the aim of making its auction services more secure and user-friendly.

In conjunction with the recent expansion of the music download market, Label Gate Co., Ltd. also saw increases in available songs and the number of paid downloads.

Note 3: Medi C&C Co. Ltd operates "Medigate," a website for doctors which has gained 86% of Korean doctors as members.

Note 4: Medsite has over 450,000 members, over 50% of American doctors. It offers online educational programs for doctors and online marketing services for medically related businesses.

Cash Flow

Cash and cash equivalents were 27,663 million yen at the end of the quarter ended June 30, 2005, an increase of 25,236 million yen from the end of the year earlier period, and an increase of 17,023 million yen from March 31, 2005. During the quarter under review, the SCN Group used 876 million yen of cash in operating activities, generated 17,896 million yen of cash in investing activities, and saw no change in cash in financing activities.

Cash flows from operating activities

During the quarter ended June 30, 2005, regarding cash flows from operating activities, the SCN Group used 876 million yen, compared with the quarter ended June 30, 2004 when the SCN Group generated 326 million yen. During the quarter under review, while net income before income taxes of 17,905 million yen was recorded, an overwhelming portion of that was a gain on sale of investment in affiliate and subsidiary stock of 17,795 million yen. The main reason for the decline in cash flows from operating activities compared with the year earlier period was payment of 827 million yen in income taxes, compared with payment of 197 million yen in the year earlier period. Also, during the quarter under review, included in net income before income taxes were non-cash depreciation expense of 203 million yen and amortization of goodwill of 71 million yen.

Cash flows from investing activities

During the quarter ended June 30, 2005, regarding cash flows from investing activities, the SCN Group generated 17,896 million yen, compared with the quarter ended June 30, 2004 when the SCN Group used 81 million yen. The main factor in the period under review was the cash proceeds from sale of investment in affiliate and subsidiary stock of 18,499 million yen as a result of sales of stock in consolidated subsidiary So-net M3 Inc. and affiliated company DeNA Co., Ltd.

Cash flows from financing activities

During the quarter ended June 30, 2005, regarding cash flows from financing activities, similar to the year earlier period, the SCN Group did not carry out any financing or repayment activities.


Condensed Consolidated Statements of Income(unaudited)
-----------------------------------------------------

For the three-months ended June 30, 2005
----------------------------------------
                                                               (Millions of yen)
                                            Three-months ended June 30
                                             2004              2005       Change
                                        -------------     -------------   ------
Sales                                           9,630            10,016     4.0%
Cost of sales                                   5,418             5,551
Gross profit                                    4,212             4,465
Selling, general and administrative             3,491             4,455
 expenses
Operating income                                  721                10   -98.6%
Non-operating income
 Equity in net income of affiliated       5                 75
  companies
 Other                                   55        60       34      109
Non-operating expenses                             10                 9
Ordinary income                                   771               110   -85.8%
Extraordinary gain
 Gain on sale of investment in            -             17,795
  affiliate and subsidiary stock
 Gain on issuance of stock by equity      -         -        2   17,798
  investee
Extraordinary loss
 Loss on issuance of stock by equity                -                 3
  investee
Net income before income taxes                    771            17,905 2,223.2%
Income tax current                      199              7,918
Income tax deferred                     168       367     (366)   7,552
Minority interest income                           10                50
Net income                                        393            10,303 2,521.1%

Condensed Consolidated Balance Sheets(unaudited)
------------------------------------------------
                                                               (Millions of yen)
                                                June 30     March 31     June 30
ASSETS                                             2004         2005        2005
                                               ---------    ---------  ---------
Current assets                                    7,627       16,052     34,295
                                               ---------    ---------  ---------
 Cash and bank deposit                            1,060        3,861      3,849
 Notes and account receivable, trade              3,895        3,755      3,896
 Inventories                                        124          212        342
 Deposits in Sony group company                   1,366        6,779     23,814
 Other                                            1,203        1,513      2,464
 Allowance for bad debt                             (23)         (69)       (70)
Noncurrent assets                                 5,450        5,039      5,278
                                               ---------    ---------  ---------
 Property, plant and equipment                      241          181        291
                                               ---------    ---------  ---------
 Intangible assets                                2,134        2,126      2,426
                                               ---------    ---------  ---------
  Software                                        1,215        1,576      1,794
  Goodwill                                          638          425        487
  Other                                             281          125        145
 Investment and other assets                      3,075        2,732      2,561
                                               ---------    ---------  ---------
  Investment in affiliates and others             1,523        1,471      1,374
  Other                                           1,552        1,380      1,293
  Allowance for bad debt                              -         (119)      (106)
                                               ---------    ---------  ---------
Total assets                                     13,077       21,091     39,573
                                               ---------    ---------  ---------
LIABILITIES, MINORITY INTEREST AND
STOCKHOLDERS' EQUITY
Current liabilities                               4,828        8,092     15,543
                                               ---------    ---------  ---------
 Account payable, trade                           2,331        2,553      2,907
 Account payable, other                             177        1,712      6,996
 Accrued expense                                  1,410        1,936      2,001
 Accrued income taxes                                84          877      2,705
 Other                                              826        1,014        934
 Long-term liabilities                              150          388        367
                                               ---------    ---------  ---------
Total liabilities                                 4,978        8,481     15,910
                                               ---------    ---------  ---------
Minority interest                                    69          840      1,602
                                               ---------    ---------  ---------
 Common stock                                     5,246        5,246      5,246
 Additional paid-in capital                       4,765        4,765      4,765
 Retained earnings (accumulated losses)          (1,980)       1,734     12,037
 Unrealized gain on investment securities            (1)          27         19
 Foreign currency translation adjustments             1           (0)        (5)
                                               ---------    ---------  ---------
Total stockholders' equity                        8,030       11,771     22,061
                                               ---------    ---------  ---------
Total liabilities, minority interest and         13,077       21,091     39,573
 stockholders' equity                          ---------    ---------  ---------

Consolidated Statements of Cash Flow(unaudited)
-----------------------------------------------                (Millions of yen)
                                                      Three-months ended June 30
                                                              2004          2005
                                                            -------      -------
I. Cash flows from operating activities
    Net income before income taxes                             771       17,905
    Depreciation and amortization                              183          203
    Amortization for goodwill                                   71           71
    Gain on issuance of stock by equity investee                 -           (2)
    Loss on issuance of stock by equity investee                 -            3
    Equity in net income of affiliated companies                (5)         (75)
    Gain on sale of investment in affiliate and                  -      (17,795)
     subsidiary stock
    Decrease in accrued bonuses                               (182)        (152)
    Increase in accrued severance costs for employees            6            4
    Increase in accrued severance indemnities for                4            4
     directors
    Increase (decrease) in allowance for bad debt                0          (13)
    Increase in customer incentive program                      31           41
    Decrease in other accruals                                   -           (3)
    Interest income                                             (1)          (2)
    Interest expense                                             1            -
    Foreign exchange loss                                        -           (2)
    Loss on disposal of tangible fixed assets                    1            6
    Loss on sales of tangible fixed assets                       0            -
    Increase in account receivable, trade                       (4)        (137)
    (Increase) decrease in inventories                           5         (130)
    Increase in other current assets                          (119)        (465)
    Increase (decrease) in accounts payable, trade            (132)         354
    Increase (decrease) in accrued expenses                   (300)          63
    Increase in other current liabilities                      194           71
                                                            -------      -------
   Sub Total                                                   523          (51)
                                                            -------      -------
    Receipt of interest                                          1            2
    Payments for interest                                       (1)           -
    Payments for income taxes                                 (197)        (827)
                                                            -------      -------
   Net cash provided by (used in) operating                    326         (876)
    activities                                              -------      -------


                                                               (Millions of yen)
                                                      Three-months ended June 30
                                                              2004          2005
                                                            -------      -------
II. Cash flows from investing activities
     Payment for securities investment                         (10)         (55)
     Proceeds from sales of subsidiary stock                     -       18,499
     Payment for acquisition of fixed assets                    (2)        (109)
     Proceeds from sales of fixed assets                         0            -
     Payment for acquisition of intangible assets              (70)        (398)
     Payment for rent deposits                                  (2)          (1)
     Proceeds from rent deposits                                 -           49
     Payments for long term prepaid expenses                   (15)          (9)
     Net proceeds as a result of acquiring subsidiary            -           27
      company
     Payments for loan                                           -         (126)
     Repayment of loan                                          18           18
                                                            -------      -------
    Net cash provided by (used in) investing                   (81)      17,896
     activities                                             -------      -------
III.Cash flows from financing activities                         -            -
                                                            -------      -------
IV. Effect of exchange rate difference on cash and              (1)           2
     cash equivalents
V.  Increase in cash and cash equivalents                      245       17,023
VI. Cash and cash equivalents at beginning of year           2,182       10,640
                                                            -------      -------
VII.Cash and cash equivalents at end of the                  2,427       27,663
     period                                                 -------      -------

(Notes)

1. As of June 30, 2005, the SCN Group included five consolidated subsidiaries and two affiliated companies accounted for by the equity method.

2. Consolidated financial statements of the SCN Group are based on the standards conforming with the Generally Accepted Accounting Principles in Japan.

3. The SCN Group and some of its consolidated subsidiaries, as consolidated legal entities under Sony Corp., use a consolidated payment of taxes system.

(For reference)

                                                               (Millions of yen)
                               Three-months ended  Three-months ended  Change
                               June 30, 2004       June 30, 2005          (%)
Increase in fixed assets                 3                139         4,888.3
Increase in intangible assets           83                396           376.6
Depreciation of fixed assets            17                 25            45.6
Amortization of intangible             141                159            12.2
 assets


Consolidated Results Forecast

With regards to the forecast for consolidated results for the year ending March 31, 2006, the SCN Group is not announcing any changes to the revised forecast that was announced on June 20, 2005.

For reference, the forecast announced on June 20, 2005 was as follows:

                                (Millions of yen)
Consolidated Results        Forecast       Year-on-year Change
--------------------        --------       -------------------
Sales                        43,500                       +11%
Operating income              1,300                       (50%)
Ordinary income               1,500                       (41%)
Net income                   10,800                      +163%


Cautionary statement:
---------------------

Statements made in this release with respect to Sony Corporation and Sony Communication Network's ("SCN") current plans, estimates, strategies and beliefs and other statements that are not historical facts are forward-looking statements about the future performance of SCN. These statements are based on management's assumptions and beliefs in light of the information currently available to it. Therefore, SCN cautions you that a number of important risks and uncertainties could cause actual results to differ materially from those discussed in the forward-looking statements, and therefore you should not place undue reliance on them.